UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     SPECTRUM INFORMATION TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                                 Barclay Powers
                                  Tropia, Inc.
                                 P.O. Box 66576
                              Los Angeles, CA 90066
                                  310 313 6700

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                            Frederic M. Tudor, Esq.
             Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                October 25, 1999
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 847623303               SCHEDULE 13D                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barclay Powers
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,685,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,685,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,685,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The name of the issuer with respect to which this Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of Issuer's principal executive offices is 594 Broadway, Suite 1001, New York, NY 10012. This statement relates to Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Barclay Powers. Mr. Powers is the son of Lawrence Powers, the Chairman and Chief Executive Officer of the Issuer.

      (b) Barclay Powers' home address and his principal place of business is 665 Walther Way, Los Angeles, CA 90049.

      (c) Barclay Powers is a Director of the Issuer.

      (d) During the last five years, Mr. Powers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Powers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Powers is a United States citizen.

      As reported in an amended Schedule 13D filed by Lawrence Powers, Barclay Powers and Powers & Co. on January 11, 1999, on or about December 27, 1998, Powers & Co. issued transfer instructions effectuating its December 12, 1998 gift to Barclay Powers of 995,000 shares of Common Stock and an option for 690,000 shares of Common Stock. In addition, on December 24, 1998, Barclay Powers exercised his option in its entirety and purchased 690,000 additional shares of Common Stock for $103,500, using personal funds which he received by gift from Lawrence Powers.

      As a result of the above transactions, Barclay Powers Co. owns 1,685,000 shares of Common Stock and no options to acquire any additional shares.

      At the time the above transactions were reported, Lawrence Powers and Barclay Powers entered into a verbal understanding that Barclay Powers's shares would be voted and disposed of by either of them.

      On or about October 25, 1999, Lawrence Powers and Barclay Powers terminated their understanding, and Barclay Powers thereby assumed sole voting and dispositive power over said shares. Each of Lawrence Powers and Barclay Powers disclaims membership in any "group" with the other within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended

Item 3. Source and Amount of Funds or Other Consideration.

      The source of the consideration paid by Barclay Powers for the exercise of all of his option was $103,500 from his personal funds which he received by gift from Lawrence Powers.

Item 4. Purpose of Transactions

      Barclay Powers intends to hold his shares of Common Stock for investment purposes. To that end, he will continuously to review his investment in Issuer. In reaching any decision with respect to such investment, he will take into consideration various factors, such as Issuer's business prospects and financial position, other developments concerning Issuer, the price level of the Common Stock, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of their review of any or all of the aforementioned factors, he may decide to acquire additional securities of Issuer or to dispose of all or a portion of his Common Stock.

      Except as set forth in Item 2 or in this Item 4, Barclay Powers has not present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. However, he reserves the right to propose or participate in future transactions that may result in one or more of such actions.

Item 5. Interest in Securities of the Issuer.

      (a) Barclay Powers directly and beneficially owns 1,678,500 shares of Common Stock (See Item 2), representing approximately 20.3% of the Common Stock.

      (b) Barclay Powers has sole voting and dispositive power with respect to the shares of Common Stock owned by Barclay Powers.

      (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5 except as described in Item 2.

      (d) No person other than Barclay Powers has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned by Barclay Powers.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None, other than as described in Item 2.

Item 7. Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Barclay Powers


Date: November 4, 1999                    /s/ Barclay  Powers
                                          --------------------------------------